Exhibit 99.1

BW LPG Limited – Resignation of board member

Singapore, 15 May 2025

Non-Executive Director Mr Andrew Wolff has informed BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") of his decision to step down from the Board of Directors with effect from the Annual General Meeting on 15 May 2025.

The Company would like to extend its gratitude to Mr Andrew Wolff for his dedication and contributions during his five-year tenure as a member of the Board of Directors of BW LPG. Chairman Andreas Sohmen-Pao says: "Andrew brought valuable strategic and financial perspectives during a period of growth for BW LPG, and we are grateful for his insights".

For more information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to the disclosure requirements set out in Euronext Oslo Rule Book II, section 4.2.4 (1) and the Norwegian Securities Trading Act section 5-12.

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